 **STRATEGIC GLOBAL INVESTMENTS, INC.**

8451 Miralani Dr. Suite D

San Diego, CA 92126

VIA EMAIL AND MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, DC 20549

Attention: Mr. Larry Spirgel
            Mr. Gregory Dundas
            Mr. Joseph Cascarano
            Mr. Robert Littlepage

            Re: Strategic Global Investments, Inc.
               Offering Statement on Form 1-A
               Filed December 10, 2012
               File No. 024-10338

Acceleration Request

         Requested Date: March *15*, 2013
         Requested Time: *12:01 P*M Eastern Time

Gentlemen:

Strategic Global Investments, Inc. (the "*Company*") hereby requests that the Securities and Exchange Commission (the "*Commission*") take appropriate action to declare the above-captioned Offering Statement on Form 1-A effective at the "Requested Date" and "Requested Time" set forth above or as soon thereafter as practicable.

The Company hereby authorizes Warren J. Archer, who is an attorney with the Company's outside legal counsel, Morella & Associates, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

- should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Warren Archer at (412) 369-9696.

Very truly yours,

STRATEGIC GLOBAL INVESTMENTS, INC.

By: _____

Andrew T. Fellner
President and Chief Executive Officer